October 5, 2006

Mail Stop 3561

David Koontz
Chief Financial Officer
Wako Logistics Group, Inc.
200 E. Howard Avenue, Unit 232
Des Plaines, IL 60018

RE: Wako Logistics Group, Inc.
      File No. 333-113564
      Form 10-KSB: For the Fiscal Year Ended December 31, 2005

Dear Mr. Koontz:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,

      Michael Fay
      Branch Chief